

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 6, 2017

Via E-mail
Douglas L. Martin
Executive Vice President and Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

> **Re: Spectrum Brands Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 17, 2016**
> **File No. 1-34757**
>
> **SB/RH Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 17, 2016**
> **File No. 333-192634-03**

Dear Mr. Martin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery